FORM   4             U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                              Washington, D.C.  20549

                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                       Filed pursuant to Section 16(a) of the
                               Securities Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.


1.  Name and Address of Reporting Person

GIFFORD       GARY       L.
(Last)      (First)      (Middle)

P. O. Box 187
(Street)

KAHULUI       Hi        96733
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     MAUI LAND & PINEAPPLE COMPANY, INC. (MLP)

3.   IRS   or  Social  Security  Number  of  Reporting   Person
     (Voluntary)



4.  Statement for Month/Year11/99

5.  If Amendment, Date of Original
    (Month/Year)

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

[ ] Director   [ ] 10% Owner
[X] Officer (give title below)   [ ] Other (specify below)

    President & CEO

7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):          11/8/99
3.  Transaction Code: Code                            S
4.  Securities Acquired (A) or Disposed of (D):
    Amount:1,153      (A) or (D):   D        Price:19.4375/sh
5.  Amount of Securities Beneficially Owned at End of Month:
      -0-
6.  Ownership Form -  Direct (D) or Indirect (I): D
7.  Nature of Indirect Beneficial Ownership:

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):          11/8/99
3.  Transaction Code: Code                            S
4.  Securities Acquired (A) or Disposed of (D):
    Amount:1,200      (A) or (D):   D        Price:19.25/sh
5.  Amount of Securities Beneficially Owned at End of Month:
      -0-
6.  Ownership Form -  Direct (D) or Indirect (I): D
7.  Nature of Indirect Beneficial Ownership:

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year): 3/26/99, 7/12/99
3.  Transaction Code: Code                            I
4.  Securities Acquired (A) or Disposed of (D):
    Amount: 57       (A) or (D):   A       Price:N/A
5.  Amount of Securities Beneficially Owned at End of Month:
     5,049
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership:ESOP TRUST

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
    Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:
     20
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (1)


Explanation of Responses:

(1)  Owned by daughter of reporting person.


     /S/ GARY L. GIFFORD              11/29/99
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.